GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP
155 CONSTITUTION DRIVE
MENLO PARK, CALIFORNIA 94025
TELEPHONE (650) 321-2400 FACSIMILE (650) 321-2800

March 23, 2006

Via Edgar and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: David H. Roberts
Mail Stop 4561

Re:	InfoSearch Media, Inc. Amendment No. 2 to Registration Statement on Form SB-2 Filed December 7, 2005, File No. 333-126654

Dear Mr. Roberts:

InfoSearch Media, Inc. (the “Company”), has electronically transmitted Amendment No. 2 to its Registration Statement on Form SB-2 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated February 9, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the February 9 letter in italicized print, and the Company’s responses are provided below each comment.

General

1.	Please ensure that your next amendment filed on EDGAR is marked to show changes. Refer to Rule 472 under the Securities Act of 1933 and Item 310 of Regulation S-T.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly.

2.
We note the supporting documentation you provided in response to comments 4, 7, 32, 33, 44, 46 and 48 was unmarked. Please provide us with supporting documentation for these comments that is clearly marked to indicate the exact location within the document of the information that you believe is supportive of your assertions.

The Company notes the Staff’s comment and has re-sent the supporting documentation with clearer markings to show the location of the information that the Company believes is supportive for its assertions.

3.
We note your response to prior comment 2, however, your prospectus continues to use the term “Company.” We note, for example, disclosure on pages 1, 2, and 4. Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to delete all uses of the term “Company.”

4.
We note your response to comment 3. Please provide us with a more detailed explanation as to why the information in your press release did not have the effect of conditioning the market for your offering. In addition, we note similar statements in your press release dated January 31, 2006. If you are relying on the exemption provided for in Securities Act Rule 168 for certain communications of regularly released factual information and forward-looking information, please provide us with an analysis of why this reliance is appropriate.

The Company notes the Staff’s comment and agrees that Securities Act Rule 168 applies to the Company’s press releases issued on November 14, 2005 and January 31, 2006. Both press releases contained factual information about the Company’s business as well as forward-looking information concerning the Company’s future earnings potential. Both press releases were issued in line with the Company’s policies and past practice for issuing similar press releases on August 8, 2005 and May 13, 2005 concerning quarterly results.

5.
We note your response to prior comment 6; however, your prospectus still contains a number of technical terms that may not be clear to someone who is not familiar with your business or your industry. We note the following examples:

•	high-quality content-based solutions

•	organic search marketing initiatives

•	third party co-location providers

•	multiple clicking scripts

•	zeroframes

•	iframes

Please revise your prospectus to eliminate or substantially limit your use of industry jargon and technical terms. Instead, describe your business in clear, plain language.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to delete uses of these terms or define them as appropriate.

6.
We reissue comment 8. The disclosure on page 1 continues to state that you have not independently verified statistical data and that you do not make any representation as to the accuracy of the information. Please omit this disclaimer as previously requested.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to delete this paragraph.

Facing Page

7.
We note your response to comment 10; however, the amendment does not reflect that you have checked the Rule 415 box on the facing page of your registration statement. Please revise as previously requested.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to check the Rule 415 box.

Risk Factors, page 3

Plan of Operation, page 20

8.	Please revise the disclosure at the top of page 21 to note the percentage of your revenues made up of ContentLogic, ArticleInsider and other marketing products.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to note the percentage of revenues made up of ContentLogic, ArticleInsider and other marketing products.

ContentLogic, page 20

9.	We note your response to comment 32. Please revise to note that it is your belief that you provide your clients with “high-quality content.”

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to note it is the Company’s belief that it provides its clients with “high-quality content.”

Revenues, page 21

10.
You state that revenues have increased from $2,295,049 for the nine months ended September 30, 2004 to $6,496,249 for the nine months ended September 30, 2005. Please note that starting from your revenues for the nine months ended September 30, 2004 and adding your stated increases in the ContentLogic, ArticleInsider and other marketing products revenues for the nine months ended September 30, 2005 does not equal your revenues for the nine months ended September 30, 2005 ($2,295,049 + $1,846,518 + $1,846,518 +$243,593 = $6,231,678). Please revise or advise as necessary.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to clearly show all sources of revenue for the years ended December 31, 2004 and 2005.

Cost of Revenues and Gross Profit, page 21

11.
We reissue comment 35 in part. You state that the increase in the gross profit and the gross margin is attributed, in part, to lower overall costs incurred as the result of affiliate traffic. Please revise to describe in more detail how you lowered costs as a result of affiliate traffic. Also, please separately quantify the increase in gross profit and gross margin attributed to affiliate traffic. Currently, you do not provide a comparison of the cost as a result of affiliate traffic for the nine months ending 2004 as compared to the nine months ending 2005.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly.

Liquidity and Capital Resources, page 23

12.
We note your response to prior comment 40. The revised disclosure states that you expect proceeds from “this financing,” in addition to funds generated from operations, to be sufficient to fund operations for the next 12 months. Please revise to clarify the reference to “this financing,” considering that this is a resale registration statement and you will receive no proceeds unless the warrants are exercised with cash.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly to note that it will fund operations in part from the proceeds received from the private placement of securities that are currently being registered for resale under the Registration Statement.

Selling Shareholders, page 44

13.
We reissue comment 58 in part. For your selling shareholders that are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Please ensure that your analysis addresses the following points:

•	how long the selling shareholders have held the securities,

•	the circumstances under which the selling shareholders received the securities,

•	the selling shareholders’ relationship to the issuer,

•	the amount of securities involved,

•	whether the sellers are in the business of underwriting securities, and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company notes the Staff’s concern and again notes that this Registration Statement is part of a standard PIPE transaction commonly used by public companies. The selling shareholders acquired the shares in November 2005 in a private placement offering. None of the selling shareholders have any relationship with the Company other than due to their ownership of the shares. The total number of shares being registered is 8,359,375 shares of the Company’s common stock and 4,179,686 shares of common stock underlying warrants. To the Company’s knowledge, none of the selling shareholders is in the business of underwriting securities. Under all the circumstances it does not appear that any of the selling shareholders is acting as a conduit for the Company.

Item 26. Recent Sales of Unregistered Securities, page II-2

14.
We reissue comment 64. On page 41, we note that as of December 31, 2005, 2,937,169 shares were issued and outstanding in connection with your 2004 Stock Option Plan. Please revise this section to describe the issuances of your options under the 2004 Option Plan. Include all of the applicable disclosure required by Item 701 of Regulation S-B.

The Company notes the Staff’s comments and has revised the Registration Statement accordingly. Per Item 701 of Regulation S-B, the Company has included all securities sold by it within the past three years.

Item 28. Undertakings, page II-4

15.	We reissue comment 69. Please update your undertakings in accordance with the amendments to Item 512 of Regulation S-B that became effective as of December 1, 2005.

The Company notes the Staff’s comments and has revised the Registration Statement accordingly.

Please do not hesitate to contact me at (650) 463-5219 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP

/s/ Michael Irvine
Michael Irvine

cc:	Frank Knuettel, InfoSearch Media, Inc. Christopher D. Dillon, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP